Filed by Falmouth Bancorp, Inc.
                       Pursuant to Rule 425 Under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                              Under the Exchange Act of 1934

                                     Subject Company: Falmouth Bancorp, Inc.
                                               Commission File No. 001-13465

NEWS
RELEASE

For further information contact:
Santo P. Pasqualucci
President & Chief Executive Officer
(508) 548-3500

FOR IMMEDIATE RELEASE
---------------------
FEBRUARY 18, 2004

                       FALMOUTH BANCORP, INC. DECLARES
                             QUARTERLY DIVIDEND

Falmouth, Massachusetts, February 18, 2004 - Falmouth Bancorp, Inc. (AMEX:FCB) (the "Company"), the holding company for Falmouth Bank, a cooperative bank, (the "Bank"), today announced that its Board of Directors has declared a quarterly dividend on its common stock of thirteen cents ($0.13) per common share. The dividend will be payable on March 23, 2004 to stockholders of record at the close of business on March 9, 2004.

On January 9, 2004, the Company announced that it had reached a definitive agreement on January 8, 2004 to be acquired by Independent Bank Corp. (NASDAQ: INDB) ("Independent"), the parent company of Rockland Trust, in a part cash, part stock transaction. The terms of the definitive agreement, which is subject to the approval of the Company's shareholders, regulatory authorities and other standard conditions, call for half of the outstanding shares of the Company to be converted into 1.28 shares of Independent per share of Company common stock and for the other half of the outstanding Company shares to be purchased for $38.00 in cash per share of Company common stock. The transaction is expected to be completed by mid-year 2004.

In announcing the dividend, Santo P. Pasqualucci, President & Chief Executive Officer commented, "We are pleased to announce our quarterly cash dividend on the common stock of thirteen cents ($0.13) per common share. As we move toward the anticipated transaction with Independent, we will continue to focus on capital management, operating efficiency, maintenance of asset quality and core profitability. The Board of Directors will continue to review the Company's dividends and remains committed to maintaining a regular quarterly dividend subject to the terms of the agreement with Independent.

Falmouth Bancorp, Inc. is a publicly owned bank holding company and the parent corporation of Falmouth Bank, a Massachusetts chartered stock co-operative bank offering traditional financial products and services. The Bank conducts its business through its main office located at 20 Davis Straits, Falmouth, MA 02540, and three branches located in East Falmouth, North Falmouth and Bourne, Massachusetts. At December 31, 2003 the Company had assets of $158.1 million and deposits of $137.6 million.


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